FORM 51-101F4

NOTICE OF
FILING OF 51-101F1 INFORMATION

On March 16, 2012 TransGlobe Energy Corporation ("TransGlobe") filed its reports under section 2.1 of National Instrument 51- 101 - Standards of Disclosure for Oil and Gas Activities, which can be found for viewing by electronic means in TransGlobe's Annual Information Form for the year ended December 31, 2011 dated March 15, 2012 under TransGlobe's profile on SEDAR at www.sedar.com.